UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

Processing

09056019

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 43665

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2008 (MM/DD/YY) AND ENDING DECEMBER 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SPENCER TRASK VENTURES, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 MADISON AVENUE

(No. and Street)

NEW YORK, NY 10022

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSEPH MARINELLI, CFO (212) 326-9200

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CARMINE A. PRINCIPATO, CPA P.C.

(Name – *if individual, state last, first, middle name*)

617 ORADELL AVENUE, ORADELL, NJ 07649

(Address) (City) (State) (Zip Code)

RECD S.E.C.
MAR 2 2009
503

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Carmine A. Principato, CPA, P.C.

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/18

Statement of Financial Condition

Spencer Trask Ventures, Inc.

December 31, 2008
with Report and Supplementary Report
of Independent Auditor

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✓ **(o) Independent Auditor's Supplementary Report on Internal Control**

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of New York)
) ss:
County of New York)

Oath or Affirmation

February 20, 2009

I affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to the firm of Spencer Trask Ventures, Inc., as of December 31, 2008, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal, officer, or director has any proprietary interest in any account classified solely as that of a customer.

John Heidenreich
President

Subscribed and Sworn to before me

Lydia M Soler
Notary Public

LYDIA M. SOLER
NOTARY PUBLIC-STATE OF NEW YORK
No. 01SO6195944
Qualified in Orange County
My Commission Expires November 03, 2012

Spencer Trask Ventures, Inc.

Statement of Financial Condition

December 31, 2008

Contents

Carmine A. Principato, CPA, P.C.

Report of Independent Auditor

To the Board of Directors and Stockholder of
Spencer Trask Ventures, Inc.

I have audited the accompanying statement of financial condition of Spencer Trask Ventures, Inc. (the "Company"), a Delaware corporation and a wholly owned subsidiary of Spencer Trask & Co. (the "Parent"), as of December 31, 2008 that you are filing pursuant to Rule 17a–5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. My responsibility is to express an opinion on this statement of financial condition based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Spencer Trask Ventures, Inc. at December 31, 2008 in conformity with accounting principles generally accepted in the United States.

Carmine A. Principato, CPA, P.C.

Oradell, New Jersey
February 20, 2009

617 Oradell Avenue ▲ Oradell, New Jersey 07649 ▲ Phone: (201) 576-0911 ▲ Fax: (201) 576-0991
www.capcpa.net ▲ info@capcpa.net

Spencer Trask Ventures, Inc.

Statement of Financial Condition

December 31, 2008

Assets	
Cash and cash equivalents *(Note 2)*	**$ 1,300,479**
Receivable from clearing broker *(Notes 3 and 9)*	**834,594**
Securities owned: Not readily marketable, at estimated fair value *(Note 4)*	**276,024**
Secured demand notes *(Note 8)*	**845,000**
Advances to employees (net of allowance for doubtful accounts of $158,092)	**284,372**
Prepaid expenses	**184,960**
Furniture, fixtures, equipment and software (net of accumulated depreciation of $3,396,549)	**44,078**
Leasing cost (net of accumulated amortization of $2,532)	**131,267**
Deposit with clearing broker *(Note 9)*	**250,000**
Security deposits	**410,522**
Total assets	**$ 4,561,296**
Liabilities and stockholder's equity	
Bank overdraft	**$ 10,090**
Accounts payable	**138,411**
Due to Parent	**15,415**
Due to Affiliate *(Note 11)*	**48,500**
Accrued expenses and other liabilities	**363,323**
Accrued employee incentive awards *(Note 5)*	**18,130**
Deferred rent obligation *(Note 6)*	**59,318**
	653,187
Commitments and contingent liabilities *(Notes 6, 7 and 13)*	
Subordinated borrowings *(Note 8)*	**845,000**
Stockholder's equity:	
Common stock, $.10 par value–200,000 shares authorized, 50,000 shares issued and outstanding	**5,000**
Additional paid-in capital	**59,123,109**
Accumulated deficit	**(56,065,000)**
Total stockholder's equity	**3,063,109**
Total liabilities and stockholder's equity	**$ 4,561,296**

See accompanying notes.

Spencer Trask Ventures, Inc.

Notes to Statement of Financial Condition

December 31, 2008

1. Organization and Summary of Significant Accounting Policies

Organization and nature of business
Spencer Trask Ventures, Inc. (the "Company") is a wholly owned subsidiary of Spencer Trask & Co. (the "Parent"), and was incorporated in the State of Delaware on March 11, 1991. In September 2000, the Company changed its name from Spencer Trask Securities Incorporated. One individual owns the Parent. The Company is a broker–dealer and is a member of the Financial Industry Regulatory Authority ("FINRA" formerly National Association of Securities Dealers, Inc.) and the Securities Investor Protection Corporation ("SIPC"). The Company became a registered broker–dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 on September 26, 1991. The Company does not carry customer accounts and is exempt from the Customer Protection Rule (SEC Rule 15c3–3) pursuant to provision K(2)(ii) of such rule. The Company provides brokerage and investment banking services to domestic and foreign customers. In addition, the Company acts as an agent/manager in Private Placement offerings whereby the securities are placed on a "best–efforts" basis in connection with the financing of such transactions.

Basis of accounting
The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and the differences could be material.

Cash and cash equivalents
For purposes of the statement of cash flows, the Company considers highly liquid financial instruments purchased with a maturity of three months or less excluding funds held in trading accounts, to be cash equivalents. Cash equivalents consist primarily of bank deposits and money market accounts. As a result of the Company's cash management system, checks issued but not presented to the bank for payment may create negative book cash balances. Such negative balances are included in bank overdraft. Negative balances aggregated $10,090 as of December 31, 2008.

1. Organization and Summary of Significant Accounting Policies (continued)

Securities owned
Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Customer Accounts
The Company does not carry accounts for customers or perform custodial functions related to customers' securities. The Company introduces all of its customer transactions, which are not reflected in these financial statements, to its clearing brokers, which maintain the customers' accounts and clears such transactions.

Revenue
Fees from Private Placement offerings, including commissions, investment banking fees, and expense allowances arising from security offerings in which the Company acts as a placement agent are recorded when the transaction settles. In connection with its agency business, the Company recognizes commission income and expense on a trade date basis as securities transactions occur.

Income taxes
The Parent, with the consent of its stockholders, elected under the Internal Revenue Code to be taxed as an S Corporation effective January 1, 2001. In addition, the Parent has elected to treat the Company (an eligible subsidiary) as a qualified subchapter S subsidiary ("Qsub"). For income tax purposes, the Qsub election resulted in a deemed liquidation of the Company into the Parent. As a result of the deemed liquidation, the Company is not treated as a separate corporation for income tax purposes and all of the Company's assets, liabilities, and items of income, deduction and credit are treated as those of the Parent. The Parent's stockholder is taxed on his proportionate share of the Company's taxable income. Certain specific deductions and credits flow through the Company to its stockholder. Therefore, no provision for federal income taxes has been included in the financial statements and deferred tax liabilities have been eliminated.

Furniture, fixtures, equipment, and software
Furniture, fixtures, equipment, and software are carried at cost, less accumulated depreciation. Depreciation is computed on a straight–line basis over three to seven years. Depreciation expense for the year ended December 31, 2008 was $98,297.

1. Organization and Summary of Significant Accounting Policies (continued)

Leasing Cost

Leasing cost is carried at cost, less accumulated amortization. Amortization is computed on a straight–line basis over the life of lease. Amortization expense for the year ended December 31, 2008 was $2,532.

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

2. Concentrations of Credit Risk

The Company maintains its cash in bank deposit accounts with major New York financial institutions, which, at times, may exceed federally insured limits. The Federal Deposit Insurance Corporation insures accounts up to $100,000 (effective October 2008 through December 31, 2009, the limit was raised to $250,000). At December 31, 2008, the Company's uninsured cash balances were $800,479. In addition, from time to time during 2008, the Company's cash balances maintained at the financial institutions exceeded the $100,000 and $250,000 federally insured limit. The Company has not experienced any losses with respect to these deposits.

2. Concentrations of Credit Risk (continued)

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

3. Receivable from Clearing Broker

At December 31, 2008, the amount receivable from clearing broker represents commission receivable (payable) and other amounts on deposit.

Financial Accounting Standards Board Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company's customer activities involve the execution and clearance of customer securities transactions through clearing brokers. Securities transactions are subject to the credit risk of counterparties or customer non-performance. Pursuant to the clearing agreements, the Company has agreed to reimburse its clearing brokers without limit for any losses that the clearing brokers may incur from the clients introduced by the Company. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to clearing brokers for these customer accounts at December 31, 2008.

4. Securities Owned and Sold, Not Yet Purchased

Marketable securities owned and sold, not yet purchased consist of trading and investment securities at market values in primarily corporate stocks.

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

4. Securities Owned and Sold, Not Yet Purchased (continued)

At December 31, 2008, securities with an estimated fair value of approximately $276,000 consist primarily of restricted equity investments in privately held and public companies.

5. Profit Sharing 401(k) Plan and Key Employee Stock Plan

Profit Sharing 401(k) Plan
The Company maintains a defined contribution retirement plan under Internal Revenue Code Section 401(k). Employees over the age of 21 are eligible, following three months of service, to contribute a specified percentage of their salary, not to exceed the statutory limit, to the plan. The Company's contribution is discretionary. The Company did not make a matching contribution during the year ended December 31, 2008.

Key Employee Stock Plan
During the year ended December 31, 1998, the Company adopted a key employee stock plan (the "Plan") whereby the Company would acquire shares of stock in issuers for whom the Company acted as a placement agent. The acquisition of shares is made at the discretion of the Company. Employees who reach a specified percentage of the aggregate gross dollar amount of subscription proceeds in Private Placements derived by the Company (the "Threshold Percentage") will receive shares of each issuer included in an award pool based on the employee's actual percentage of the aggregate gross dollar amount of subscription proceeds in Private Placements derived by the Company (the "Participation Percentage"). These awards will be granted annually and are subject to vesting periods of 2 or 3 years. The shares remaining in the award pool that are not granted or forfeited by employees not meeting the vesting requirement and certain other terms and conditions of the Plan will no longer be subject to distribution and are retained by the Company. The fair value of awards granted as of December 31, 2008 is approximately $18,100. There is no change in the fair value of awards granted through December 31, 2008.

6. Lease Commitments

The Company and its Parent, jointly and severally, lease office facilities under non-cancelable operating sublease arrangements expiring on December 30, 2010. In addition, the Parent entered into a long-term, non-cancelable operating sublease agreement (the "Agreement") for additional office facilities that commenced November 10, 2008 and expires July 30, 2016. This Agreement contains provisions for future rent increases and free rent periods. The total amount of rental payments due over the lease term is being charged to rent expense on the straight-line method over the term of the lease. The difference between rent expense recorded and the amount paid is credited or charged to "Deferred rent obligation". The Parent and the Company each intend to occupy approximately one-half of the total combined space under the existing terms of the sublease agreements.

Effective January 2009, the Company and its Parent subleased a portion of its office space, which expires December 29, 2010. Simultaneously upon execution of the sublease lease agreement, the subtenant licensed a portion of its office space back to the Company and its Parent. The future minimum rental payments under these combined remaining subleases and license obligations as of December 31, 2008 are approximately as follows:

Year ending December 31	Minimum Lease Commitments	Minimum License Commitments	Sublease Income	Net Lease Commitments
2009	$ 1,750,267	$ 120,000	$ 794,624	$ 1,075,643
2010	2,017,098	120,000	794,624	1,342,474
2011	431,532	–	–	431,532
2012	445,988	–	–	445,988
2013	466,227	–	–	466,227
Thereafter	1,204,420	–	–	1,204,420
	$ 6,315,532	$ 240,000	$ 1,589,248	$ 4,966,284

Rent expense for the year ended December 31, 2008 was approximately $1,045,000.

7. Contingent Liabilities

The Company–together with various individuals–have been named as defendants in several legal actions arising out of the normal course of its operations that claim substantial damages, the final outcome of which cannot presently be determined. The Company's management, after consultation with outside legal counsel, believes that the ultimate liability, if any, with respect to these matters will not have a material adverse effect on the Company's financial position.

8. Subordinated Borrowings

The Company maintains interest free secured demand note collateral agreements with its Parent in the amounts of $100,000 and $150,000, scheduled to mature on June 1, 2010 and September 1, 2010, respectively. The market value of the collateral pledged at December 31, 2008 is $255,784.

The Company also maintains an interest free secured demand note collateral agreement with an Affiliate of the Parent's sole stockholder for $595,000 scheduled to mature June 1, 2010. The market value of the collateral pledged at December 31, 2008 is $606,778.

These subordinated borrowings are covered by agreements approved by FINRA and are therefore available in computing net capital pursuant to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements (Note 12), they may not be repaid.

9. Clearance Agreement

The Company entered into a Clearance Agreement (the "Agreement") with National Financial Services LLC ("NFS") dated August 15, 2008. The Company's previous Clearing Agreement with The Concord Equity Group LLC, ("Concord" and "Primary Correspondent") dated April 24, 2007 was terminated at that time. NFS is a member of various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the Securities and Exchange Commission.

9. Clearance Agreement (continued)

Under the terms of the Agreement, NFS clears the brokerage transactions of the Company's customers on a fully disclosed basis. The Agreement states that the Company will assume customer obligations should a customer of the Company default. NFS controls credit risk of the customers by requiring maintenance of margin collateral in compliance with various regulatory and internal guidelines. In addition, the Company is required to maintain minimum net capital in an amount which is the greater of the Company net capital requirement as calculated in accordance with SEC Rule 15c3–1 or $250,000. The Company also is required to maintain an escrow deposit with NFS for $250,000 in cash, which is included in the Statement of Financial Condition.

The Parent's sole stockholder has a controlling interest in Washington Associates 205 LLC, the sole member of Concord. In addition, the former President of the Company is a member of Washington Associates 205 LLC. Pursuant to a letter agreement dated June 1, 2008, Concord will pay to the Company 90% of gross revenue less all clearing charges and costs associated with such gross revenue in connection with the Company's business conducted through NFS. Concord paid $69,943 net revenue to the Company during the year ended December 31, 2008. Concord ceased operations during 2008.

10. Financial Instruments With Off-Balance-Sheet Risk

From time to time, the Company sells securities that it does not currently own and is therefore obligated to purchase such securities at a future date. The Company may incur a loss if the market value of securities sold increases in the future. The Company did not have an obligation to purchase securities as of December 31, 2008.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event a customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

10. Financial Instruments With Off-Balance-Sheet Risk (continued)

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations.

Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill customer's obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors the required margin levels daily and pursuant to such guidelines requires the customer to deposit additional collateral or to reduce positions when necessary.

11. Transactions with Related Parties

As part of its standard Private Placement fee, the Company receives warrants entitling the Company to acquire stock of the entity for which the Company is raising capital. On the date of receipt, these warrants have little or no value as the exercise price corresponds to the underlying stock's offering price. These warrants typically are transferred to the Parent for no consideration.

The Company's receipt of $48,500 from Washington Associates 205 LLC during 2007 is included as Due to Affiliate at December 31, 2008. The Company accepted additional capital contributions from its Parent of $278,000 and $119,000 in January and February 2009, respectively.

12. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3–1), which requires the maintenance of minimum net capital, as defined, of $100,000 or one-fifteenth of aggregate indebtedness, whichever is greater. At December 31, 2008, the Company has net capital of $2,538,152, which is $2,438,152 in excess of its required net capital of $100,000. At December 31, 2008, the Company's ratio of aggregate indebtedness to net capital is .26 to 1.

Proprietary balances, if any, held at the clearing brokers ("PAIB assets") are considered allowable assets for the net capital purposes, pursuant to agreements between the Company and the clearing brokers, which require, among other things, that the clearing brokers perform computations for PAIB assets and segregate certain balances on behalf of the Company, if applicable.

Equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1 and FINRA.

13. Subsequent Events

In January 2009, the Company and its Parent entered into a settlement agreement with a former employee of the Parent providing for payment of $116,550 payable in seven equal months payments of $16,650. The Parent intends to make all necessary payments to its former employee. The current amount payable is $83,250 and the Company could be required to make future monthly payments in the event of default by the Parent.

Supplementary Report of Independent Auditor

Carmine A. Principato, CPA, P.C.

Independent Auditor's Supplementary Report on Internal Control Structure Required by Rule 17a–5 of the Securities and Exchange Commission

To the Board of Directors and Stockholder of
Spencer Trask Ventures, Inc.

In planning and performing my audit of the financial statements and supplemental information of Spencer Trask Ventures, Inc. (the "Company"), a wholly owned subsidiary of Spencer Trask & Co., for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company internal control.

Also, as required by Rule 17a–5(g)(1) of the Securities and Exchange Commission (the "SEC"), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a–5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a–3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3–3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a–13,

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above–mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a–5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

617 Oradell Avenue ▲ Oradell, New Jersey 07649 ▲ Phone: (201) 576-0911 ▲ Fax: (201) 576-0991
www.capcpa.net ▲ info@capcpa.net

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a–5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Carmine A. Principato, CPA, P.C.

Oradell, New Jersey
February 20, 2009